TASEKO PROXY MATERIALS MAILED – SHAREHOLDERS SHOULD ONLY VOTE THE YELLOW PROXY TO SUPPORT TASEKO

April 6, 2016, Vancouver, BC - Taseko (TSX: TKO; NYSE MKT: TGB) (the "Company") announced that the Company’s Management Information Circular and YELLOW proxy were recently mailed to all shareholders.

Shareholders are advised to wait for Taseko’s meeting materials, which should arrive in the next 5-7 days, before submitting any votes. All of Taseko’s proxy materials are also available online at http://tasekomines.com/proxy-contest/shareholder-materials.

Taseko has been advised that shareholders may be confused by the Blue proxy submitted by the dissident, Raging River Capital. Shareholders should disregard the Blue proxy and vote using the only the YELLOW proxy.

Vote using only the YELLOW proxy and discard any other coloured proxy received from the dissident.

If you have mistakenly voted on the dissident's proxy, simply recast your vote using the YELLOW proxy, which will revoke the previous vote. If you have submitted a Blue proxy or voting information form to Kingsdale Shareholder Services Inc., please contact Laurel Hill at the number below when voting your YELLOW proxy or voting information form to ensure your vote is received and counted.

Shareholders are encouraged to vote the YELLOW proxy well in advance of the deadline on May 6, 2016 at 10 AM Pacific Daylight Time.

Shareholder Questions & Voting Assistance
Laurel Hill Advisory Group
Toll Free: 1-877-452-7184 (416-304-0211 collect)
EMAIL: assistance@laurelhill.com

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.